Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

June 23, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10174
Diversified Fixed Income ETF Portfolio, Series 52
(the “Trust”)
CIK No. 1922480 File No. 333-265194

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Disclose the current focus on duration for this portfolio (e.g., cutting bond duration). Also, please disclose any specific duration required by the Sponsor when selecting the ETFs for the portfolio.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“[A]nd the quality and character of the securities held by the ETFs (currently focusing on shorter duration due to rising interest rates)…”

The Trust also notes that, while the Sponsor focuses on shorter duration due to the current interest rate climate, the Sponsor does not require specific duration when selecting ETFs for the portfolio.

Risk Factors

2.Please update the disclosure in the last paragraph of the “Market Risk.” The Staff notes that quantitative easing ended a while ago and interests rate increases began last year.

Response:The Trust confirms that the “Market Risk” will be revised to include updated disclosure.

3.The Staff questions the relevance and impact of last sentence of the “Market Risk,” which discusses businesses transitioning back to the workplace post-pandemic. Please consider removing.

Response:In accordance with the Staff’s comment, the last sentence of the “Market Risk” will be removed.

4.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

5.Please consider whether the “Brexit Risk” should be updated.

Response:The Trust believes the “Brexit Risk,” as currently presented, is adequate for investor comprehension but will continue to monitor for any necessary revisions to the disclosure.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon